Sean Fitzhugh

Mr. Fitzhugh is a seasoned entrepreneur with a background in finance and business development. Being self-educated he possesses a vast amount of knowledge and experience in business. Here are some of his credentials,

- Started 4 businesses in the last 9 years
  - Ecommerce business (2008)
    - Specialized in targeting trending products to sell through ebay & Amazon.
    - Started business with no money, found loophole that allowed for selling. products through these platforms. Once payments were received, orders were placed with Chinese manufactures who would drop ship products to customers.
    - Average sales between $2k-$4k a week.
    - Operated for less than 4 months, total sales were roughly $50k with 50% profit.
    - Closed business due to policy changes with online platforms.
  - Sub-Contracting Painting Business (2009)
    - Operated with uncle who is a 3rd generation journeymen painter.
    - Within 3 months revenue exceeded $60k.
    - Started bidding on large commercial jobs ($50k-$500k) through established general contractors. Won several bids with General Contractors but those GCs never won final bid.
    - Closed business in 2010 due to economic recession.
  - Preschool (2011 -Current)
    - Opened 4th quarter of 2011 and quickly expanded 4 months later.
    - Has maintained full enrollment year over year while maintaining the highest tuition prices in the area.
    - At one point had a waiting list of over 300 families for enrollment.
    - Used profit to start Twins Chicken Tenders.
  - Restaurant-Twins Chicken Tenders (2015 – Current)
    - Opened June 2015, first 6 month sales exceeded $500k.
    - Since opening has successfully cut costs by 37.5%.
    - Has achieved food costs that are 1/3 that of comparable concepts.
    - 4 out of 5 star ratings online.